Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands provides status update

    MARKHAM, ON, May 30 /CNW/ - CoolBrands International Inc. (TSX: COB.A)
today announced that, in accordance with the special resolution passed by the
Company's shareholders on February 27, 2006, the Company has filed articles of amendment in order to effect the elimination of its dual class share structure effective 12:01 a.m. on May 31, 2007. As a result of the elimination of the
Company's dual class structure, a total of 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares will be changed into 56,075,433 common shares, each carrying one vote.
    As a result of the Company's multiple voting shares and subordinate voting shares being changed into common shares, the TSX ticker symbol currently representing the Company's subordinate voting shares will be changed to "COB" to reflect the common shares, effective on or about June 4, 2007.
    The Company remains under a management cease trade order related to
CoolBrands' securities against persons who have been directors, officers or insiders of CoolBrands as a result of the Company's failure to file the required certifications of its Chief Executive Officer and Chief Financial
Officer under Multilateral Instrument 52-109 - Certification of Disclosure in
Issuers' Annual and Interim Filings. Such order does not generally affect the ability of persons who have not been directors, officers or insiders of
CoolBrands to trade CoolBrands' securities.
    Until such time as the management cease trade order is lifted, CoolBrands intends to satisfy the alternative information guidelines recommended by
Ontario Securities Commission Policy 57-603 ("OSC Policy 57-603") and Canadian
Securities Administrators Staff Notice 57-301 ("CSA Notice 57-301").
    There are no other changes otherwise required to be disclosed by the
Company under OSC Policy 57-603 or CSA Notice 57-301 at this time.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated,
CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 18:57e 30-MAY-07